UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated February 6, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-240163), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Vodafone Group Plc ⫶ Q3 FY23 trading update

Europe slowing as expected, resilient performance in Africa

•	Total Group revenue declined by 0.4% (Q2: +2.3%), as growth of 2.7%* was outweighed by adverse foreign exchange movements

•	Group service revenue growth of 1.8%* (Q2: 2.5%*), with the slowdown in quarterly trend driven by Europe

•	In Europe, declines in Germany, Italy and Spain partially offset by growth in UK and Other Europe. Quarterly trend impacted by lower roaming growth and phasing of Business revenue in FY22

•	Portfolio progress: Vantage Towers strategic co-control partnership progressing towards completion, Vodafone Hungary disposal completed, transfer of Vodafone Egypt to Vodacom completed

	Q3 FY23	Q3 FY22	Reported	Organic
Q3 performance summary	€m	€m	growth %	growth % [1]
Service revenue	9,520	9,647	(1.3)	1.8	*
- of which Germany	2,882	2,936	(1.8)	(1.8	)*
Other revenue	2,118	2,037
Total revenue	11,638	11,684	(0.4)	2.7	*

* represents organic growth. See page 2.  ǀ  1. Non-GAAP measure. See page 7.

•	Service revenue in Turkey increased by 52.9%* (Q2: 43.9%*), driven by high inflation. Group service revenue growth excluding Turkey was 0.5%* (Q2: 1.4%*)

•	Broadening price actions across Europe, with 8 markets now operating inflation-linked pricing models

•	Vodafone Business service revenue growth of 2.4%* (Q2: 3.4%*), driven by digital services

•	Growth in Africa driven by data and financial services. We now have 73.5 million financial services customers in Africa (including Safaricom)

Margherita Della Valle, Group Chief Executive, commented:

“The recent decline in revenue in Europe shows we can do better. We need to do more for our customers by delivering quality connectivity in an easy way. We’ve already taken action, including simplifying our structure to give local markets full autonomy and accountability to make the best commercial decisions for their customers. In addition, we now have initiatives underway to generate around half of our €1 billion cost savings target. There is more to do and our focus is to provide a better service to our customers, become a simpler business and deliver growth.”

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Vodafone Group Plc ⫶ Q3 FY23 trading update

Performance review ⫶ Europe slowing, resilient performance in Africa

Geographic performance summary

					Other		Other	Vantage	Common
	Germany	Italy	UK	Spain	Europe	Vodacom	Markets[1]	Towers	Functions	Eliminations	Group
Q3 FY23
Service revenue	2,882	1,071	1,327	858	1,275	1,234	802	–	134	(63)	9,520
Other revenue	465	153	423	113	214	380	136	329	227	(322)	2,118
Total revenue (€m)	3,347	1,224	1,750	971	1,489	1,614	938	329	361	(385)	11,638
Total revenue growth (%)	(0.8)%	(2.5)%	0.7%	(9.8)%	2.9%	5.8%	(3.5)%	5.4%			(0.4)%
Organic service revenue growth (%)[2]	(1.8)%	(3.3)%	5.3%	(8.7)%	2.1%	3.5%	34.1%	–			1.8%

Q3 FY22
Service revenue	2,936	1,107	1,292	940	1,257	1,172	867	–	136	(60)	9,647
Other revenue	437	149	445	137	190	354	105	312	213	(305)	2,037
Total revenue (€m)	3,373	1,256	1,737	1,077	1,447	1,526	972	312	349	(365)	11,684

	FY23
Organic service revenue growth %[2]	Q1	Q2	H1	Q3
Germany	(0.5)	(1.1)	(0.8)	(1.8)
Italy	(2.3)	(3.4)	(2.8)	(3.3)
UK	6.5	6.9	6.7	5.3
Spain	(3.0)	(6.0)	(4.5)	(8.7)
Other Europe	2.5	2.9	2.7	2.1
Vodacom	2.9	4.8	3.9	3.5
Other Markets[1]	24.7	26.7	25.7	34.1
Vantage Towers	–	–	–	–
Group	2.5	2.5	2.5	1.8

Notes:

1.	Includes Egypt.
2.	Organic service revenue growth is a non-GAAP measure. See page 7 for more information.

Organic growth

All amounts marked with an ‘*’ in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Turkey and other adjustments to improve the comparability of results between periods. Organic growth figures are non-GAAP measures. See non-GAAP measures on page 7 for more information.

Vodafone Group Plc ⫶ Q3 FY23 trading update

Germany ⫶ Continued impact from commercial underperformance

Total revenue declined by 0.8%, primarily driven by lower service revenue.

Service revenue declined by 1.8%* (Q2: -1.1%*), primarily due to the impact of customer losses since H2 FY22 related to the implementation of new sector legislation. The quarter-on-quarter slowdown was driven by lower growth in roaming and visitor revenue, and a stronger Business performance in Q3 last year.

Fixed service revenue declined by 2.0%* (Q2: -1.7%*), primarily due to a lower broadband customer base as a result of specific operational challenges related to the implementation of policies to comply with the Telecommunications Act, which are now largely resolved. In October, we announced an enhanced product portfolio supporting customer upselling and ARPU growth from new customers. Consumer and Business customers can now benefit from up to five times higher upload speeds, flat rate phone calls, and no upfront connection fees, in return for a higher monthly fee. Our cable broadband customer base declined by 25,000 and we lost 14,000 DSL broadband customers, partly reflecting our decision to increase retail prices. Our TV customer base declined by 112,000 in the quarter, and our converged customer base remained broadly stable at 2.3 million converged Consumer accounts. Half of our cable broadband customers now subscribe to speeds of at least 250Mbps and Gigabit speeds are available to 24.1 million households across our network.

Mobile service revenue declined by 1.7%* (Q2: -0.4%*), driven by a lower customer base, a continued reduction in MVNO revenue, lower ARPU reflecting mobile termination rate cuts, and a change in sales channel mix towards indirect customer acquisition and service providers. The quarter-on-quarter slowdown was primarily driven by lower growth in roaming and visitor revenue. We added 8,000 contract customers during the quarter and reduced mobile promotions which supported ARPU from new Vodafone customers. Mobile contract churn increased by 1.0 percentage point year-on-year to 13.3%, driven by higher service provider churn and the termination of two public sector contracts.

Italy, UK, Spain and Other Europe ⫶ Continued growth in the UK and Other Europe

Italy

Total revenue declined by 2.5%, primarily driven by lower service revenue.

Service revenue declined by 3.3%* (Q2: -3.4%*) as a result of continued price pressure in the mobile value segment and a lower contribution to growth from MVNO revenue. These factors were partly offset by strong Business demand for connectivity and digital services, and targeted pricing actions which are supporting mobile ARPU.

In mobile, our second brand ‘ho.’ continued to grow, with 52,000 net additions, and now has 3.0 million customers. Our fixed line broadband customer base decreased by 15,000 customers, however, Business demand for both connectivity and digital services was strong, with encouraging customer take up of the Business voucher programme, a local initiative related to the EU Recovery and Resilience Facility that subsidises high-speed broadband connectivity. Our Consumer converged customer base remained stable at 1.3 million, with 55% of our broadband customers now converged.

In October, we launched our new 5G fixed-wireless service and now cover around 3.2 million households. This complements our 4G fixed-wireless access products, which cover 2.2 million households. We added 8,000 fixed-wireless access customers, which are included in our mobile customer base.

Vodafone Group Plc ⫶ Q3 FY23 trading update

UK

Total revenue increased by 0.7%, primarily driven by organic service revenue growth, which outweighed the impact of foreign exchange movements.

Service revenue increased by 5.3%* (Q2: 6.9%*), driven by good customer growth and price increases. The change in quarterly trends primarily reflects lower roaming and visitor revenue growth, and ARPU dilution from retail price competition.

In mobile, we added 94,000 contract customers during the quarter, supported by a strong commercial execution during the iPhone and Black Friday trading periods. Contract churn increased by 0.9 percentage points year-on-year to 13.4%, primarily driven by a public sector Business customer cancelling low-usage SIMs. Our digital sales mix also continued to improve, increasing by 3 percentage points year-on-year to 36% of total sales in the period.

In fixed, our broadband base increased by 47,000 in the quarter and we now have 1.2 million broadband customers, more than half of which are converged. Through our partnerships with CityFibre and Openreach we are able to reach over 10.5 million households with full fibre broadband, more than any other provider in the UK. We also announced the extension of our exclusive retail partnership with Currys, covering almost 300 stores as well as digital channels, with a renewed focus to growing beyond mobile with home broadband and connected devices for around the home.

Spain

Total revenue declined by 9.8%, primarily driven by lower service revenue.

Service revenue declined by 8.7%* (Q2: -6.0%*) due to continued price competition in the value segment, a lower customer base, and a reduction in mobile termination rates. The deterioration in quarterly trends was driven by lower roaming and visitor revenue growth, strong Business demand in the prior year period, and the phasing of price increases which were implemented in Q2 in the prior year, compared to Q4 this year.

Mobile contract churn improved by 3.0 percentage points year-on-year to 18.6% in the quarter, supported by simplified and more transparent plans, as well as operational improvement measures. In September 2022, we announced that tariffs will be increased in line with CPI for Consumer, SME and SOHO customers with Vodafone branded contracts, effective as of mid-January, and on an annual basis thereafter. Our mobile contract customer base declined by 19,000, reflecting the initial impact of the announced price increases. Our broadband customer base also declined by 27,000, reflecting the communication of price increases and the ongoing DSL shutdown. Our converged customer base declined by 6,000 and is 2.2 million.

On 12 January 2023, we announced that Spain will become part of the ‘Europe Cluster’, managed by Serpil Timuray, CEO Europe Cluster. Colman Deegan, CEO of Vodafone Spain, has decided to step down as CEO effective 31 March 2023 and his successor will be appointed in due course.

Other Europe

Total revenue increased by 2.9%, driven by growth in organic service revenue.

Service revenue increased by 2.1%* (Q2: 2.9%*), with growth in all markets other than Romania, which was impacted by a reduction in mobile termination rates. The slowdown in quarterly trends was driven by lower growth in roaming and visitor revenue.

In Portugal, we maintained our good commercial momentum and added 49,000 mobile contract customers and 14,000 fixed broadband customers during the quarter. In Greece we added 57,000 mobile contract customers and 27,000 prepaid customers.

In Ireland, service revenue increased due to continued customer base growth. We added 15,000 mobile contract customers during the quarter and our mobile contract loyalty remained strong, with churn at 9.0%. In December, Vodafone Ireland acquired 160Mhz of spectrum across four bands with a 20-year licence through to 2042 for €48 million. The spectrum will enable us to significantly expand network capacity to meet growing demand for reliable, high-quality voice and data services.

Vodafone Group Plc ⫶ Q3 FY23 trading update

In September 2022, we announced that we had entered into an agreement to buy Portugal's fourth largest converged operator, Nowo Communications, from Llorca JVCO Limited, the owner of Masmovil Ibercom S.A.. The transaction is conditional on regulatory approval, and we continue to expect completion in the first half of this calendar year.

On 9 January 2023, we announced that 4iG Public Limited Company and Corvinus Zrt (a Hungarian state holding company) completed due diligence and entered into binding terms in relation to the sale of 100% of Vodafone Hungary. The transaction completed on 31 January 2023 and Vodafone Group has received a total consideration of HUF 660 billion (€1.7 billion).

Vodacom ⫶ Strong demand for financial services and continued growth in data usage

Total revenue increased by 5.8%, primarily driven by organic service revenue growth, together with favourable foreign exchange movements.

Vodacom’s service revenue grew by 3.5%* (Q2: 4.8%*), due to strong demand for mobile data and continued growth in both financial services and our customer base. The slowdown in quarterly trends was driven by a lower rate of growth in Vodacom’s international markets, primarily a result of a natural disaster and fuel supply challenges in the Democratic Republic of Congo.

In South Africa, service revenue growth was driven by mobile contract price increases, a good commercial performance in the Consumer segment and higher data usage, partially offset by lower wholesale revenue. We added 132,000 mobile contract customers during the quarter, benefitting from a successful summer campaign and network resilience and availability as we successfully managed challenges with nationwide electricity supply. Across the overall active mobile customer base, 74.9% of our customers are now using data services. Financial services revenue in South Africa grew by 12.5%* to €45 million, benefitting from continued demand for our insurance services and ‘Airtime advance’, a product that allows prepaid customers to receive airtime or data in advance of topping up. Our ‘super-app’ VodaPay has already reached 2.7 million registered users and celebrated its one-year launch anniversary in the quarter.

In Vodacom’s international markets, service revenue growth was supported by data usage and higher M-Pesa transaction volumes, notably in Tanzania, following reductions in levies on mobile money transactions introduced in the prior year. The slowdown in quarterly trends was driven by slower growth in the Democratic Republic of Congo due to severe flooding and fuel supply challenges in the country, which impacted network availability. Our mobile customer base in Vodacom’s international markets is 48.1 million with 60.5% of our active customer base using data services. M-Pesa revenue as a share of service revenue improved by 2.8 percentage points year-on-year to 25.7%. M-Pesa transaction volume increased by 14.0% during the quarter.

Other Markets ⫶ Turkey, Egypt and Ghana

Total revenue declined by 3.5%, as organic service revenue growth was fully offset by the depreciation of local currencies versus the euro, notably with respect to the Turkish lira.

Service revenue grew 34.1%* (Q2: 26.7%) reflecting a higher contribution from Turkey, impacted by accelerating inflation, as well as the continued growth of our customer base and higher ARPU.

Service revenue growth in Turkey was driven by ongoing repricing actions to reflect high inflation, continued customer base growth, and higher roaming and visitor revenue. We maintained our good commercial momentum, adding 439,000 mobile contract customers during the quarter, including migrations from prepaid customers.

Service revenue in Egypt continued to grow strongly, reflecting another quarter of good customer base growth and increased mobile data usage.

Vodafone Group Plc ⫶ Q3 FY23 trading update

On 13 December 2022, Vodafone completed the transfer of its 55% shareholding in Vodafone Egypt to Vodacom. This transfer simplifies the management of our African assets. Vodafone Egypt will benefit from closer co-operation with Vodacom, enabling it to accelerate growth in financial services and IoT. Vodafone received cash proceeds of €577 million and 242 million shares in Vodacom in exchange for Vodafone’s shareholding in Vodafone Egypt. Following completion, Vodafone’s shareholding in Vodacom has increased from 60.5% to 65.1%. Vodafone Egypt will be included within the Vodacom reporting segment from 1 April 2023.

Hyperinflationary accounting in Turkey

Turkey was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 'Financial Reporting in Hyperinflationary Economies’. During the quarter, service revenue in Turkey increased by 52.9%* (Q2: 43.9%*) due to ongoing repricing actions to reflect inflation. Organic growth metrics exclude the impact of the hyperinflation adjustment in Turkey in the quarter. Group service revenue growth excluding Turkey was 0.5%* (Q2: 1.4%*).

Vantage Towers ⫶ Voluntary takeover offer completed

Total revenue increased to €329 million during the quarter, with 440 new tenancies added during the period, keeping the tenancy ratio stable at 1.45x. Vantage Towers reached a number of new partnership agreements with customers during the quarter. Vantage Towers reported its results on 31 January 2023.

On 9 November 2022, we announced that we had entered into a strategic co-control partnership with GIP and KKR for Vantage Towers. Following completion of the voluntary takeover offer for the outstanding Vantage Towers shares, the new joint venture, Oak Holdings GmbH, is expected to hold a 89.3% stake in Vantage Towers. As stated on 9 November 2022, Oak Holdings and Vantage Towers AG will now work towards the implementation of a Domination and Profit and Loss Transfer Agreement. The transaction is expected to close in the first half of calendar 2023 following the receipt of all regulatory clearances.

Vodafone Group Plc ⫶ Q3 FY23 trading update

Non-GAAP measures

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly-titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic revenue growth	Page 7	Revenue	Page 8
Organic service revenue growth	Page 7	Service revenue	Page 8
Organic mobile service revenue growth	Page 7	Service revenue	Page 8
Organic fixed service revenue growth	Page 7	Service revenue	Page 8
Organic Group service revenue growth excluding Turkey	Page 7	Service revenue	Page 8
Organic Vodafone Business service revenue growth	Page 7	Service revenue	Page 8
Organic financial services revenue growth in South Africa	Page 7	Service revenue	Page 8

Definition and use of organic growth measures

All amounts marked with an ‘*’ in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Turkey and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue metrics, as follows:

-	Revenue

-	Service revenue;

-	Mobile service revenue;

-	Fixed service revenue;

-	Group service revenue excluding Turkey;

-	Vodafone Business service revenue; and

-	Financial services revenue in South Africa.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-	It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

-	It is used for internal performance analysis; and

-	It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under GAAP and may not, therefore, be comparable with similarly titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Vodafone Group Plc ⫶ Q3 FY23 trading update

Quarter ended 31 December 2022

			Reported	M&A and	Foreign	Organic
	Q3 FY23	Q3 FY22	growth	Other	exchange	growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,882	2,936	(1.8)	-	–	(1.8)
Mobile service revenue	1,279	1,301	(1.7)	-	–	(1.7)
Fixed service revenue	1,603	1,635	(2.0)	–	–	(2.0)
Italy	1,071	1,107	(3.3)	-	–	(3.3)
Mobile service revenue	750	794	(5.5)	(0.2)	–	(5.7)
Fixed service revenue	321	313	2.6	0.1	–	2.7
UK	1,327	1,292	2.7	–	2.6	5.3
Mobile service revenue	977	928	5.3	–	2.8	8.1
Fixed service revenue	350	364	(3.8)	–	2.2	(1.6)
Spain	858	940	(8.7)	–	–	(8.7)
Other Europe	1,275	1,257	1.4	–	0.7	2.1
Vodacom	1,234	1,172	5.3	–	(1.8)	3.5
Other Markets[1]	802	867	(7.5)	4.0	37.6	34.1
Vantage Towers	–	–	–	–	–	–
Common Functions	134	136
Eliminations	(63)	(60)
Total service revenue	9,520	9,647	(1.3)	0.3	2.8	1.8
Other revenue	2,118	2,037
Revenue	11,638	11,684	(0.4)	0.3	2.8	2.7

Other growth metrics
Group service revenue excluding Turkey	9,193	9,299	(1.1)	-	1.6	0.5
Vodafone Turkey - Service revenue	334	355	(5.9)	10.6	48.2	52.9
Vodafone Business - Service revenue	2,602	2,604	(0.1)	0.5	2.0	2.4
South Africa - Financial services revenue	45	39	15.4	(3.3)	0.4	12.5

Quarter ended 30 September 2022

			Reported	M&A and	Foreign	Organic
	Q2 FY23	Q2 FY22	growth	Other	exchange	growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,873	2,905	(1.1)	–	–	(1.1)
Mobile service revenue	1,282	1,287	(0.4)	–	–	(0.4)
Fixed service revenue	1,591	1,618	(1.7)	–	–	(1.7)
Italy	1,073	1,111	(3.4)	–	–	(3.4)
Mobile service revenue	762	807	(5.6)	–	–	(5.6)
Fixed service revenue	311	304	2.3	0.3	–	2.6
UK	1,352	1,265	6.9	–	–	6.9
Mobile service revenue	1,000	902	10.9	–	(0.1)	10.8
Fixed service revenue	352	363	(3.0)	–	0.1	(2.9)
Spain	884	941	(6.1)	0.1	–	(6.0)
Other Europe	1,298	1,274	1.9	–	1.0	2.9
Vodacom	1,258	1,145	9.9	–	(5.1)	4.8
Other Markets[1]	907	923	(1.7)	(2.2)	30.6	26.7
Vantage Towers	–	–	–	–	–	–
Common Functions	140	127
Eliminations	(92)	(71)
Total service revenue	9,693	9,620	0.8	(0.1)	1.8	2.5
Other revenue	1,959	1,768
Revenue	11,652	11,388	2.3	(0.2)	2.0	4.1

Other growth metrics
Group service revenue excluding Turkey	9,344	9,201	1.6	–	(0.2)	1.4
Vodafone Turkey - Service revenue	360	430	(16.3)	(6.5)	66.7	43.9
Vodafone Business - Service revenue	2,591	2,544	1.8	0.5	1.1	3.4
South Africa - Financial services revenue	42	33	27.3	–	(15.7)	11.6

Note:

1.	Includes Egypt.

Vodafone Group Plc ⫶ Q3 FY23 trading update

Definitions

Key terms are defined below. See page 7 for the location of definitions for non-GAAP measures.

Term	Definition
Africa	Comprises the Vodacom Group and businesses in Egypt and Ghana.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Common Functions	Comprises central teams and business functions.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group’s European businesses and the UK.
Financial services revenue	Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).
Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Internet of Things (‘IoT’)	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
MVNO	Mobile Virtual Network Operator: companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network.
Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary and Albania.
Other Markets	Other Markets comprise Turkey, Egypt and Ghana.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (defined below) and Other revenue (defined above).
Roaming and Visitor	Roaming: allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad. Visitor: revenue received from other operators or markets when their customers roam on one of our markets’ networks.
Service revenue	Service revenue is all revenue related to the provision of ongoing services to the Group’s Consumer and Business customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.
Vodafone Business	Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services.

Notes

1.	References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Vantage Towers is a trade mark owned by Vantage Towers A.G. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.	All growth rates reflect a comparison to the quarter ended 31 December 2021 unless otherwise stated.
3.	References to “Q1”, “Q2”, “Q3” and “Q4” are to the three months ended 30 June, 30 September, 31 December and 31 March, respectively. References to “H1” and “H2” are to the six month periods ended 30 September and 31 March, respectively. References to the “last year”, “last financial year” or “FY22” are to the financial year ended 31 March 2022. References to “FY23“ are to the financial year ending 31 March 2023.
4.	Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) as well as its operations, including subsidiaries in South Africa, DRC, Tanzania, Mozambique and Lesotho. On 13 December 2022, Vodafone completed the transfer of its 55% shareholding in Vodafone Egypt to Vodacom. Vodafone Egypt will be included within the Vodacom reporting segment from 1 April 2023.
5.	This document contains references to our and our affiliates’ websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Vodafone Group Plc ⫶ Q3 FY23 trading update

Forward-looking statements and other matters

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations; the Group’s cost savings target; the sale of Vodafone Egypt; the Vantage Towers strategic co-control partnership; the spectrum acquisition by Vodafone Ireland; the acquisition of Nowo Communications; expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; general economic and political conditions including as a consequence of the ongoing war in Ukraine as well as in jurisdictions in which the Group operates, and changes to the associated legal, regulatory and tax environments; inflation; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; infrastructure competitiveness; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum position to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties or portfolio transformation; acquisitions and divestment of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s Annual Report on Form 20-F for the financial year ended 31 March 2022 and under “Risk factors” in the Group’s H1 FY23 results for the six month period ended 30 September 2022. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made as of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2023

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Vodafone Group Plc ⫶ Q3 FY23 trading update

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 6, 2023

By:	/s/ R E S Martin
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary